Exhibit 99.2

NUVEI CORPORATION

TO:	Autorité des marchés financiers (Québec)
British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Nova Scotia Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Office of the Superintendent of Securities (Prince Edward Island)
Office of the Superintendent of Securities, Service Newfoundland and Labrador
Office of the Yukon Superintendent of Securities
Office of the Superintendent of Securities (Northwest Territories)
Nunavut Securities Office

RE:	Report of Voting Results pursuant to section 11.3 of Regulation 51-102 respecting Continuous Disclosure Obligations (“Regulation 51-102”)

Following the annual meeting of shareholders of Nuvei Corporation (the “Corporation”) held on May 26, 2023, and in accordance with section 11.3 of Regulation 51-102, we hereby advise you of the following voting results obtained at the meeting:

1.	Election of Directors

The seven (7) nominees for directors proposed by management of the Corporation were elected by a majority of the votes cast by the shareholders present or represented by proxy at the meeting. The votes cast for each nominee were as follows:

Nominees	Percentage of Votes For	Percentage of Votes Against
Philip Fayer	99.83%	0.17%
Timothy A. Dent	98.17%	1.83%
Maren Hwei Chyun Lau	98.17%	1.83%
David Lewin	95.88%	4.12%
Daniela Mielke	96.34%	3.66%
Pascal Tremblay	99.43%	0.57%
Samir Zabaneh	99.84%	0.16%

2.	Appointment of Auditors

PricewaterhouseCoopers LLP were appointed as auditors of the Corporation by a majority of the votes cast by the shareholders present or represented by proxy at the meeting. The votes cast were as follows:

Percentage of Votes For	Percentage of Votes Withheld
99.78%	0.22%

3.	Omnibus Incentive Plan Amendment Resolution

The ordinary resolution, a copy of which is reproduced in its entirety under “Schedule A” attached to the Corporation’s management information circular dated April 3, 2023 (the “Circular”), in respect of (i) an amendment to the Company’s Omnibus Incentive Plan whereby the number of subordinate voting shares of the Company which may be reserved for issuance was increased from 10% to 15% of all multiple voting shares and subordinate voting shares issued and outstanding from time to time on a non-diluted basis, and (ii) the approval of all unallocated options, rights and other entitlements under the Omnibus Incentive Plan, as amended pursuant to such ordinary resolution, was approved by a majority of the votes cast by the shareholders present or represented by proxy at the meeting. The votes cast were as follows:

Percentage of Votes For	Percentage of Votes Against
95.92%	4.08%

***

DATED May 26, 2023.

NUVEI CORPORATION

per:	(s) David Schwartz
Name: David Schwartz Title: Chief Financial Officer